Mail Stop 6010

June 6, 2008

Branislav Vajdic
President and Chief Executive Officer
NewCardio, Inc.
2350 Mission College Boulevard, Suite 1175
Santa Clara, CA 95054

> **Re: NewCardio, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 2**
> **Filed May 20, 2008**
> **File No. 333-149166**

Dear Dr. Vajdic:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   Please show us the detail supporting your fee calculation.

Prospectus Summary, page 1

2.   We note your revisions in response to prior comment 7; however, it remains
        unclear whether your statement regarding sufficient funds "into the first half of
        2009" assumes exercise of the warrants. Please revise for clarity.

Total Shares of Common Stock Outstanding, page 2

3.   Please tell us why the table in your response to prior comment 9 does not include
        any of the other stockholders in the beneficial ownership table.

Risk Factors, page 3

We are a Development Stage Company…, page 3

4.   Please update the financial information in this risk factor in accordance with your
        Form 10-Q for the quarter ended March 31, 2008.

You may experience dilution…, page 6

5.   We reissue prior comment 11 which requested disclosure of the possible lack of
        the need for shareholder approval of your issuance of additional common or
        preferred shares under applicable state law, not the applicability of the disclosure
        and procedural requirements of the federal proxy rules.

Our Common Stock is not Registered Under the Exchange Act, page 7

6.   We note your revisions in response to prior comment 13. Please tell us the basis
        for your statement that the automatic suspension commences "one year after the
        effective date of the registration statement."

Risks Due to Sale Restrictions…, page 8

7.   We note the disclosure added in response to prior comment 15 that virtually all
        states have adopted restrictions. Therefore, please state, if true, that investors will
        not be able to resell the securities acquired in this offering. If not true, please
        clarify how investors will be able to resell given your disclosure that you do not
        plan to register or qualify the shares in any state. In addition, please clarify what
        you mean by "development stage companies" and whether you are considered a
        development stage company.

Selling Stockholders, page 10

8.   We have considered the analysis in your response to prior comment 18; however, we are unable to agree with the conclusions in the response given the nature and size of the transaction you have registered. Therefore, we reissue the comment.

9.   We note your response to comment 19. Please disclose in your prospectus how you determined the market price of your common was $0.7125 on December 27, 2007. Also, disclose how your calculations in your prospectus regarding the conversion discount would change if you had used the price at which your shares first traded in a public market after the reverse acquisition.

The December 27, 2007 Private Placement, page 11

10.   Please clarify the disclosure added in the third paragraph on page 12 in response to prior comment 21. It is unclear why the adjustment applies only to shares of common stock that you sell after issuing an option or convertible security and how "the lowest sale price" adjustment is relevant.

11.   We note on page 13 that you had net cash proceeds of $7,242,000 and cash debt acquisition costs of $958,000, which were as a result of the December 27, 2007 private placement of the Series A Preferred Stock. Yet, we note the cash flow statements on page F-8 disclose $857,500 of financing costs paid in conjunction with the issuance of preferred stock and $7,342,500 of proceeds from the sale of Series A preferred stock during fiscal 2007. Please reconcile the difference.

12.   We note your disclosure regarding forced conversion. With a view toward clarification, please provide us you analysis of whether the circumstances requiring forced conversion have occurred.

Description of Securities, page 17

13.   Please describe the anti-takeover effect of the put right you mentioned in response to prior comment 57.

14.   You indicate in the first paragraph that you are reserving 26,792,233 shares of common for issuance upon exercise of outstanding options and warrants. Please reconcile this amount with the number of options and warrants outstanding according to Note 9 of your financial statements.

Cardiac Safety Market, page 20

15.   We reissue comment 27. Please refer again to footnote 41 and the related text of Release 33-7856 (April 28, 2000) regarding your filing obligations related to the hyperlinked information.

16.   We reissue comment 28, in part. Please disclose the date of the cited statement.

Intellectual Property, page 25

17.   It is unclear how the revisions mentioned in your response to prior comment 35 address the concerns raised in the comment: (1) that you disclose why you cannot assure that your assignment agreements are valid and enforceable and (2) that you file material agreements as exhibits to the registration statement. Therefore, we reissue the comment.

Government Regulation, page 27

18.   Please reconcile your statement in the fourth paragraph that there *is* sufficient data to file a 510(k) with your statement on page 23 that *planned* studies will support the 510(k) application.

Management's Discussion and Analysis, page 30

19.   We note that, in response to prior comment 16, you have moved your target for hiring an internal sales and marketing organization from "Q1 2008" to "2008." Please tell us the operational developments that caused the delay and where you have discussed those developments.

Directors and Executive Officers, page 33

20.   Please reconcile the disclosure added in response to prior comment 41 that none of the identified individuals were officers or directors before 2007 with the information in the last column of the table.

21.   Please clarify what Mr. Heisch's business experience has been during the past five years.

Certain Relationships and Related Transactions, page 40

22.   Please disclose the terms under which you must pay the amount that you disclose as payable to Dr. George at December 31, 2006.

23.   We note that you have not disclosed in this section all the transactions mentioned in Item 12 to your Form 10-KSB for the year ended December 31, 2006. We therefore reissue prior comment 42.

24.   We note your response to comment 49. Please tell us where you have disclosed the consulting agreements described in Note 11 to your December 31, 2007 financial statements. We note that the amounts disclosed in related party transactions for Mr. Londoner and E4, LLC do not equal the amount in Note 11.

25.   Please revise the seventh paragraph to replace vague disclosure "services rendered" with more specific information about the nature of the related-party transaction. Likewise, please replace the vague phrase "certain events" with more specific disclosure.

26.   Please disclose the amount of the cash payments mentioned in the last sentence of the seventh paragraph.

27.   Please tell us the authority on which you relied for each deletion of previous disclosure in this section.

28.   We note your response to prior comment 50 regarding an amendment to the consulting agreement to issue 30% of your equity. Please disclose the nature and reasons for the amendment. Also, with a view toward disclosure, please tell us
        •   why Note G to your September 30, 2007 financial statements filed with the original version of this registration statement indicates that the obligation is pending when your response to prior comment 50 indicates that the obligation was amended on September 15, 2007; and
        •   which provision of which agreement covers both the pre- and post-amendment obligations.

29.   We reissue comment 51, in part. Please disclose the number of shares of the registrant that each NewCardio shareholder received for each NewCardio share outstanding at the time of the December 27, 2007 share exchange.

30.   We reissue comment 52, in part. Please tell us where you have disclosed the payment to a related party for "managing our clinical trials and related peer viewed publications process" as you disclose on page F-12 of your registration statement filed April 15, 2008.

31.   Please tell us where you have disclosed your consulting agreement with Mr. Blair that you mention on page 41.

32.   Please tell us where you describe the lock up agreement filed as exhibit G to exhibit 10.1.

Consolidated Financial Statements

33.   Please revise this registration statement to include updated financial statements. Refer to Rule 8-08 of Regulation S-X.

Consolidated Balance Sheets, page F-2

34.   Refer to our prior comment 57. We see that Series J and Series JA warrants initially have one-year terms, yet we note you classified the liabilities associated with those warrants as non-current. Please explain how you considered the term of the warrants when determining their classification is in accordance with U.S. GAAP. Please <u>cite</u> the applicable U.S. GAAP that supports your conclusion. Finally, please tell us what happens if an obligation is created by an event under the contract. Specifically indicate whether liquidation of that obligation *could be reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities*. Refer to ARB 43 Chapter 3A.

Note 1 – Significant Accounting Policies, page F-9

Merger and Corporate Restructure, page F-9

35.   Refer to prior comment 58. As we had stated previously, we do not object to your conclusion that the transaction between Marine Park Holdings and NewCardio Technologies should be accounted for as a recapitalization. Please note, however, when a public shell with no operations and nominal net assets acquires an operating company, normally the operating company is the accounting acquirer. Please explain to us what you mean by disclosures that the Company (formerly named Marine Park Holdings, Inc.) was the acquirer. Revise your disclosure accordingly. Also in this regard, clearly state in the filing, if true, that the historical financial statements are those of NewCardio Technologies (that give effect to the recapitalization).

Cash and Cash Equivalents, page F-10

36.   Refer to our prior comment 59. Your balance sheet presentation indicates that you do not have cash equivalents, yet we note that you continuously present cash and cash equivalents on your statement of cash flows. Please revise the referenced presentations to be consistent. Otherwise, please explain to us why your presentations are in accordance with U.S. GAAP.

Branislav Vajdic
NewCardio, Inc.
June 6, 2008
Page 7

Net Loss per Share, page F-11

37.   For each period for which an income statement is presented, include a
        reconciliation of the <u>numerators and denominators</u> of the basic and diluted per-
        share computations for income from continuing operations. Note that the "effect
        that has been given to preferred dividends in arriving at income" available to
        common stockholders in computing basic earnings per share shall be disclosed.
        For further guidance, please refer to paragraph 40 and Illustration 2 in Appendix
        C of SFAS 128 and revise your financial statements to address our concern.

38.   Also in this regard, we note that you presented the caption "Weighted average
        number of shares" on the consolidated statements of operations on page F-3.
        Please revise the caption to indicate that it either represents basic weighted
        average number of shares or diluted or both. Refer to paragraph 38 of SFAS 128.

Fair Value of Financial Instruments, page F-12

39.   Please note that SFAS 157 is effective for items that are recognized or disclosed
        at fair value in the financial statements <u>on a recurring </u>basis for fiscal years
        beginning after November 15, 2007. Further note that the disclosure requirements
        of SFAS 157 shall be applied in the first interim period of the first fiscal year in
        which this Statement is initially applied. Refer to paragraphs 36 and 39 of SFAS
        157 and FSP FAS 157-2. Please include all disclosures required under SFAS 157
        in your filing.

40.   Also in this regard, we note that the fair value of the warrant liabilities increased
        to $16,995,278 as of March 31, 2008 from $4,802,973 as of December 31, 2007.
        It appears that the fair value of the warrant liabilities may have been measured
        based on unobservable inputs as described in SFAS 157. As such, for the warrant
        liabilities and other items (if material) that are applicable under SFAS 157, please
        provide the following. For further information, refer to the guidance at our
        website, http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm.

        • Disclose in your MD&A, how you determined the unobservable inputs and
          how the resulting fair value of your assets and liabilities and possible changes
          to those values, impacted or could impact your results of operations, liquidity,
          and capital resources. Depending on your circumstances, the following
          disclosure and discussion points may be relevant as you prepare your MD&A:
          • The amount of assets and liabilities you measured using significant
            unobservable inputs (Level 3 assets and liabilities) as a percentage of the
            total assets and liabilities you measured at fair value.

- The amount and reason for any material increase or decrease in Level 3 assets and liabilities resulting from your transfer of assets and liabilities from, or into, Level 1 or Level 2.

- If you transferred a material amount of assets or liabilities into Level 3 during the period, a discussion of:

  - the significant inputs that you no longer consider to be observable; and

  - any material gain or loss you recognized on those assets or liabilities during the period, and, to the extent you exclude that amount from the realized/unrealized gains (losses) line item in the Level 3 reconciliation, the amount you excluded.

- With regard to Level 3 assets or liabilities, a discussion of, to the extent material:

  - whether realized and unrealized gains (losses) affected your results of operations, liquidity or capital resources during the period, and if so, how;

  - the reason for any material decline or increase in the fair values; and

  - whether you believe the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If so, disclose why and provide the basis for your views.

Recent accounting pronouncements, page F-13

41.   We note that you have not yet evaluated the impact of adopting FIN 48. Please note that FIN 48 had been effective for fiscal years beginning after December 15, 2006. Please revise to include all required disclosures under paragraphs 20 – 21 of FIN 48.

Note 6 – Redeemable Securities, page F-19

Series A – 10% Convertible Preferred Stock, page F-20

42.   Please refer to our prior comment 61 and address the following matters:

- As we previously requested, explain to us how you accounted for and valued the Series A – 10% Convertible stock, citing the applicable U.S. GAAP that supports your conclusions. Revise the filing to include the significant information outlined in your response. Please specifically tell us how the

guidance at SFAS 133 and EITF's 98-5 and 00-27 impacted your accounting
and disclosure requirements for the stock.

- Also in this regard, we see that you classified the Series A – 10% Convertible
  Preferred Stock as a liability under the caption of "Shares subject to
  <u>mandatory</u> redemption". Please <u>explain to us and revise</u> your disclosure to
  discuss why you concluded that the Series A – 10% Convertible Preferred
  Stock is subject to mandatory redemption and why liability classification for
  the stock is appropriate. We also see redemption appears *conditional* due to
  the conversion option associated with the stock. Refer to paragraph A9 of
  SFAS 150 for further guidance and cite the applicable U.S. GAAP that
  supports your accounting and presentation conclusions. Finally, note we do
  not object to a presentation of the stock outside of permanent equity based on
  our understanding of the terms of the instrument.

- We note that the holders of the Series A – 10% Convertible Preferred Stocks
  are entitled to receive a cumulative 10% dividend based on the stated value of
  $1,000 per share. Yet, it is unclear to us whether you have recorded the
  dividends. Please explain to us how you account for and present the
  dividends.   *Specifically* tell us the U.S. GAAP that supports recording any
  dividend payments or accretion on the stock as interest expense.

- We note in Note 7 that "…the warrant holders can demand net cash
  settlement…and in accordance with <u>SFAS 150</u>, the Company estimated the
  fair value of the warrant…" We also note disclosures in Note 6 that the
  warrants were recorded as liabilities based on the guidance at EITF 00-19.
  While we do not object to your fair value accounting of the warrants, it is not
  clear to us why your accounting and presentation for the warrants is in
  accordance with SFAS 150 rather than EITF 00-19. Please explain to us why
  you concluded that the accounting for the warrants is within the scope of
  SFAS 150. Revise your disclosures in the filing to be consistent and to
  describe the accounting guidance you followed for the warrants.

- We also note your disclosure in Note 4 of your Form 10-Q filed May 15, 2008
  that "In accordance with SFAS 133…, for the three month period ended
  March 31, 2008, [you] recorded a loss on change in fair value of warrant
  liability…" Further we note your disclosure in the same note that "…in
  accordance with SFAS 150, [you] estimated the fair value of the warrant…"
  Please explain to us and revise the disclosure in the updated interim financial
  statement included in the filing to clarify how you applied both SFAS 150 and
  SFAS 133 to your accounting for warrants.

Item 15. Recent Sales of Unregistered Securities, page 43

43.   Please expand the disclosure added in response to prior comment 56 to clarify the number of non-accredited investors who participated in the transaction. Also, tell us how you are able to sell securities to "business associates" in an unregistered offering, citing all authority on which you rely.

Exhibits

44.   We reissue comment 66. Please file a complete copy of the articles as amended.

45.   We reissue prior comment 68. The letter you incorporate by reference does not mention the disclosure in this filing.

46.   Please clarify in the exhibit index where you have filed exhibit 5.1.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2007, filed April 4, 2008

47.   We are unable to agree with your implication regarding the staff's position in your response to prior comment 71. You are responsible for determining whether and when your Form 10-K or other documents must be amended.

Form 10-Q for the Quarter Ended March 31, 2008, filed May 15, 2008

48.   Refer to our prior comment 71. Please consider the impact of our comments herein on your Form 10-Q for the quarter ended March 31, 2008 as well as other current and future filings made under the Securities Exchange Act.

Item 4T. Controls and Procedures, page 25

49.   Please refer to prior comment 72. You responded that you would revise your disclosure controls and procedure effectiveness conclusions in future filings. Yet we note you continue to disclose that your disclosure controls and procedures are deemed adequate.   Further it is unclear whether your principal executive officer and principal financial officer have participated in the evaluation of the effectiveness of disclosure controls and procedures. Please note that your management must evaluate, with the participation of the issuer's principal executive and principal financial officers, the effectiveness of your disclosure controls and procedures, as of the end of each fiscal quarter. Refer to Rule 13a-15(b) of the Exchange Act. Explain to us how your management with participation of principal executive and principal financial officers concluded the effectiveness of your disclosure controls and procedures as of March 31, 2008. Please revise your future filings as appropriate.

Current Report on Form 8-K Filed May 20, 2008

50.   Please revise this filing so that is signed by the correct registrant.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Staff Accountant Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Thomas Rose, Esq.
        Sichenzia Ross Friedman Ference LLP